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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2001
OR
☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
COMMISSION FILE NUMBER 0-22844
SYLVAN LEARNING SYSTEMS, INC. 401(k) RETIREMENT SAVINGS PLAN
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
MARYLAND (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	52-1492296 (I.R.S. EMPLOYER IDENTIFICATION NO.)
1001 FLEET STREET, BALTIMORE, MARYLAND (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	21202 (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:    (410)843-8000

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2001

Report of Independent Auditors

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan
Baltimore, Maryland

        We have audited the accompanying statements of net assets available for benefits of the Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Baltimore, Maryland

May 24, 2002

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments	$23,319,870	$25,309,833
Receivables:
Employer's contribution	834,091	742,197
Participants' contributions	108,085	—

Total receivables	942,176	742,197

Net assets available for benefits	$24,262,046	$26,052,030

See accompanying notes.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Investment income:
Interest	$15,737
Dividends	373,303

389,040
Employee salary deferral contributions	4,076,859
Employer contribution	773,781
Employee rollover contributions	593,814

Total additions	5,833,494
Participant withdrawals	(2,920,964)
Net realized and unrealized depreciation in fair value of investments	(2,919,582)

Net decrease prior to plan transfer	(7,052)
Transfer to other plan, net	(1,782,932)

Net decrease	(1,789,984)
Net assets available for benefits at beginning of year	26,052,030

Net assets available for benefits at end of year	$24,262,046

See accompanying notes.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1.    Significant Accounting Policies

Basis of Accounting

        The financial statements of the Sylvan Learning Systems, Inc. (the "Company" or "Plan Sponsor") Retirement Plan are prepared using the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Investments are stated at fair value. Sylvan Learning Systems, Inc. common stock is valued at the last reported sales price on the last business day of the plan year. Mutual funds are reported at current redemption value. Participant loans are carried at their unpaid principal balance, which approximates fair value.

        Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the average cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included in the statements of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration Expenses

        All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

2.    Plan Description

        The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this summary are available from the Company's Human Resources Department.

General

        The Plan is a defined contribution plan covering substantially all employees of the Company and of Chancery Software Limited (a 42% owned investment of Sylvan Ventures, which is a consolidated subsidiary of the Company) who have completed 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investment programs are fully participant-directed.

        On June 15, 2001, Caliber Learning Network, Inc. ("Caliber"), a 36% owned investment of Sylvan Ventures, filed for Chapter 11 bankruptcy protection. The majority of Caliber employees were terminated in 2001 due to the bankruptcy filing, which resulted in a partial plan termination. In connection with this partial plan termination, all affected participants became fully vested in the Company discretionary matching contributions.

Plan Transfers

        In connection with the Company's prior sale of the assets of ASPECT, Inc., the accounts of the participants in this business, which approximated $1.8 million, were transferred to a 401(k) plan sponsored by the acquiring company. In addition, approximately $34,000 in net assets were transferred into the Plan from the Ivy West Educational Services, Inc. 401(k) Plan as a result of the prior acquisition of Ivy West Educational Services, Inc. The net amount of these transfers is shown as Transfers to other plan, net on the accompanying statement of changes in net assets available for benefits.

Contributions

        Participants may contribute up to 20% of their pretax annual compensation, subject to certain annual limitations imposed by the Internal Revenue Code. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching contribution in shares of Sylvan Learning Systems, Inc. common stock equal to a percentage of the amount of the compensation that the participant elected to contribute up to a maximum of 6% of the participant's compensation. The matching contribution percentages for 2001 and 2000 were 50% of the first 3% and 25% on the next 3% of the participant contribution. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2001.

Participant Accounts

        Each participant account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of additional Company discretionary contributions related to terminated participants' nonvested accounts, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

        Participants are immediately vested in their contributions plus earnings thereon. Effective January 1, 2001, the Plan's vesting policy was amended such that vesting in the Company's discretionary matching contributions plus earnings thereon is based on years of continuous service at a rate of 33 1/3 percent per year, including the first year of service. A participant is 100 percent vested after three years of service. Prior to January 1, 2001, vesting was on the basis of 20 percent per year including the first year of service with 100% vesting after five years of service.

Investments

        Upon enrollment in the Plan, a participant may direct employee contributions in any of the available investment options. At December 31, 2001, the following investment options were available: Sylvan Learning Systems, Inc. common stock, Legg Mason Value Trust, and the following Putnam Funds: Fund for Growth and Income, Income Fund, Vista Fund, OTC and Emerging Growth Fund, International Growth Fund, US Government Income Trust, George Putnam Fund of Boston, Stable

Value Fund, Growth Opportunities, and Research Fund. Participants have the opportunity to change their investment options daily.

Participant Loans

        Participants may borrow from their account balances a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years. Hardship distributions are also permitted from a participant's account.

Payment of Benefits

        On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive a life annuity, joint and survivor annuity or periodic installments in accordance with plan provisions.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

3.    Investments

        During 2001 the Plan's investments (including investments bought, sold as well as held during the year) depreciated in fair value by $2,919,582, as follows:

Fair value as determined by quoted market price:
Sylvan Learning Systems, Inc. common stock	$1,499,035
Mutual funds	(4,418,617)

$(2,919,582)

        Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2001	2000
Sylvan Learning Systems, Inc. common stock	$4,706,380	$3,190,045
The Putnam Fund for Growth and Income	4,859,752	5,325,387
Putnam Vista Fund	2,858,709	4,553,218
Putnam OTC and Emerging Growth Fund	2,001,653	3,715,457
Putnam International Growth Fund	2,602,943	3,469,869
Putnam Stable Value Fund	2,377,576	2,283,549
Legg Mason Value Trust	1,886,024	1,446,957
Putnam US Government Income Trust	1,293,968	—

4.    Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated June 2, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified.

5.    Differences Between Financial Statements and Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2001	2000
Net assets available for benefits per the financial statements	$24,262,046	$26,052,030
Less: contributions receivable	(942,176)	(742,197)

Net assets available for benefits per the Form 5500	$23,319,870	$25,309,833

        The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2001:

Contributions per the financial statements	$5,444,454
Add: contributions receivable at December 31, 2000	742,197
Less: contributions receivable at December 31, 2001	(942,176)

Contributions per the Form 5500	$5,244,475

        The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

Supplemental Schedule

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan
EIN 52-1720254    Plan # 333

Schedule H, Line 4i—
Schedule of Assets (Held At End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*Sylvan Learning Systems, Inc.	213,248 shares of common stock		$4,706,380
Mutual Funds:
Legg Mason Value Trust	37,676 shares		1,886,024
*The Putnam Fund for Growth and Income	274,253 shares		4,859,752
*Putnam Income Fund	9 shares		58
*Putnam Vista Fund	330,869 shares		2,858,709
*Putnam OTC and Emerging Growth Fund	266,888 shares		2,001,654
*Putnam International Growth Fund	131,330 shares		2,602,943
*Putnam Stable Value Fund	2,377,576 shares		2,377,576
*The George Putnam Fund of Boston	18,345 shares		307,091
*Putnam US Government Income Trust	100,308 shares		1,293,968
*Putnam Growth Opportunities Fund	3,656 shares		54,290
*Putnam Research Fund	6,097 shares		80,906
*Participant loans	7.75% — 10.50% annual interest rates		290,519

Total investments			$23,319,870

*  Party-in-interest

**  Historical cost has been omitted, as all investments are participant-directed.

PART II—OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

  (a)
  Exhibits

23.01	Consent of Ernst & Young, LLP, independent auditors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sylvan Learning Systems, Inc.
Date: June 26, 2002	/s/ Sean Creamer Sean Creamer, Chief Financial Officer